This document has 13 pages.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

TEMBEC INDUSTRIES INC. SECOND QUARTER REPORT 2002

TEMBEC INDUSTRIES INC.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

TEMBEC INDUSTRIES INC.
SECOND QUARTER REPORT 2002

Consolidated gross sales for the three months ended March 30, 2002 reached $848.7 million, a 15% increase from $739.4 million in the comparable period last year. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $50.0 million, down from EBITDA of $122.5 million generated a year ago, and down from $60.1 million in the prior quarter. The Company generated a net loss of $55.2 million before unusual items, compared to net earnings of $19.9 million in the corresponding quarter ended March 31, 2001, and a net loss of $39.3 million in the previous quarter. During the quarter, the Company recorded an unusual after-tax charge of $40.0 million relating to the early redemption of debt.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $18.3 million on sales of $243.6 million. This compares to EBITDA of $(0.6) million on sales of $212.0 million in the prior quarter. The selling prices for SPF lumber increased by $53 per MFBM on average, accounting for approximately 85% of the improvement. Higher margins in OSB also contributed to the increase in the group's profitability. This business segment accrued a further $9.0 million relating to the duties on lumber shipped to the U.S. in the March quarter. This represented a small decrease from the $11.5 million accrued in the December quarter. Details on the full impact of the countervailing and antidumping duties are outlined in the notes to the quarterly financial statements.

The Pulp Group generated EBITDA of $14.3 million on sales of $314.9 million for the quarter ended March 30, down from EBITDA of $18.6 million on sales of $280.5 million in the prior quarter. Average paper pulp selling prices expressed in Canadian dollars declined by approximately $10 per tonne from the prior quarter.

The Paper Group generated EBITDA of $5.8 million on sales of $209.3 million. This compares to $34.6 million on sales of $228.0 million in the prior quarter. The average selling prices of all paper grades declined by $71 per tonne over the prior quarter. During the quarter, the St. Francisville, Louisiana paper mill underwent its annual mill wide maintenance shutdown. Costs associated with the shutdown as well as those relating to a major process change at the mill reduced EBITDA by approximately $15 million.

Outlook

The Company's current results reflect the relatively poor pricing being experienced in the pulp and paper segments. During these difficult periods, the Company continues to focus on maintaining high liquidity and limiting capital expenditures to very short payback items. In line with this strategy, the Company recently issued US$350 million of 7 ¾% Senior Notes to refinance existing indebtedness. As a result, the Company has been able to reduce the effective interest rate on its public debt by more than 0.5%, while pushing out its nearest maturity to June 2009. The Company remains well positioned to generate significant earnings when pulp and paper prices recover. The Company has recently announced a pulp price increase effective May 1, 2002.

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	Mar. 30, 2002 unaudited	Sept. 29, 2001 audited	Mar. 31, 2001 unaudited
Assets			
Current Assets:			
Cash and short-term investments	**$ 209.1**	$ 258.4	$ 2.5
Accounts receivable	**495.4**	470.6	494.6
Due from parent company Tembec Inc.	**54.7**	57.4	53.3
Inventories	**582.5**	525.2	565.7
Prepaid expenses	**14.2**	19.3	14.6
	1,355.9	1,330.9	1,130.7
Investments	**12.1**	9.7	9.5
Fixed assets	**2,535.9**	2,586.4	2,275.3
Other assets	**291.3**	250.9	236.1
	$ 4,195.2	$ 4,177.9	$ 3,651.6
Liabilities and Shareholders' Equity			
Current Liabilities:			
Accounts payable and accrued charges	**$ 533.6**	$ 469.4	$ 437.2
Current portion of long-term debt	**141.5**	34.7	33.3
	675.1	504.1	470.5
Long-term debt	**2,041.1**	1,984.4	1,589.2
Other long-term liabilities and credits	**112.7**	143.0	95.0
Future income taxes	**206.8**	251.9	280.1
Minority interest	**8.1**	8.5	5.0
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**761.4**	761.4	692.9
Contributed surplus	**2.9**	2.9	2.9
Cumulative exchange translation of foreign subsidiaries	**(3.1)**	(3.0)	(3.0)
Retained earnings	**373.6**	508.1	502.3
	1,134.8	1,269.4	1,195.1
	$ 4,195.2	$ 4,177.9	$ 3,651.6

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and six months ended March 30, 2002 and March 31, 2001
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	Quarters		Six months	
	2002	2001	**2002**	2001
Gross sales	**$ 848.7**	$ 739.4	**$ 1,641.3**	$ 1,405.2
Freight and commissions	**111.0**	79.3	**217.6**	144.2
Net sales	**737.7**	660.1	**1,423.7**	1,261.0
Cost of sales	**646.0**	495.3	**1,231.7**	907.5
Selling, general and administrative	**41.7**	42.3	**81.9**	70.8
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	**50.0**	122.5	**110.1**	282.7
Depreciation and amortization	**58.6**	48.8	**112.4**	92.5
Operating earnings (loss)	**(8.6)**	73.7	**(2.3)**	190.2
Interest, foreign exchange and other	**71.9**	38.9	**135.6**	78.5
Unusual items	**51.6**	-	**51.6**	-
Income taxes (recovery)	**(37.2)**	14.9	**(54.7)**	42.1
Minority interests	**0.3**	-	**(0.3)**	-
Net earnings (loss)	**$(95.2)**	$ 19.9	**$(134.5)**	$ 69.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and six months ended March 30, 2002 and March 31, 2001
(unaudited) (in millions of dollars)

	Quarters		Six months	
	2002	2001	**2002**	2001
Retained earnings, beginning of period	**$ 468.8**	$ 482.3	**$ 508.1**	$ 477.1
Net earnings (loss)	**(95.2)**	19.9	**(134.5)**	69.6
Adjustment resulting from changes in accounting policies	**-**	0.1	**-**	(44.4)
Retained earnings, end of period	**$ 373.6**	$ 502.3	**$ 373.6**	$ 502.3

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 30, 2002 and March 31, 2001
(unaudited) (in millions of dollars)

	Quarters		Six months	
	2002	2001	**2002**	2001
Cash flows from operating activities:				
Net earnings (loss)	**$ (95.2)**	$ 19.9	**$ (134.5)**	$ 69.6
Adjustments for:				
Depreciation and amortization	**58.6**	48.8	**112.4**	92.5
Amortization of deferred foreign exchange and financing costs	**7.5**	4.3	**13.6**	8.4
Loss on consolidation of foreign integrated subsidiaries	**1.6**	1.2	**3.8**	1.8
Future income taxes	**(38.4)**	2.0	**(56.2)**	11.2
Unusual items	**51.6**	-	**51.6**	-
Other	**0.7**	(2.7)	**(1.5)**	(3.3)
	(13.6)	73.5	**(10.8)**	180.2
Changes in non-cash working capital:				
Accounts receivable	**(56.1)**	(36.8)	**(22.1)**	(28.4)
Inventories	**(31.9)**	(82.0)	**(51.7)**	(158.4)
Prepaid expenses	**2.7**	(3.6)	**6.5**	3.3
Accounts payable and accrued charges	**68.7**	(3.4)	**55.4**	(52.7)
	(16.6)	(125.8)	**(11.9)**	(236.2)
Cash flows from investing activities:				
Acquisition of businesses	**-**	(23.0)	**(9.1)**	(180.8)
Additions to fixed assets, net of disposals	**(22.5)**	(61.1)	**(40.2)**	(133.7)
Acquisition of investments	**0.3**	(0.5)	**(5.5)**	(0.7)
Other	**(63.7)**	(13.3)	**(64.7)**	(15.4)
	(85.9)	(97.9)	**(119.5)**	(330.6)
Cash flows from financing activities:				
Increase in long-term debt	**558.0**	379.3	**559.1**	476.6
Repayments of long-term debt	**(418.5)**	(120.3)	**(428.6)**	(164.4)
Increase (decrease) in other long-term liabilities	**(33.0)**	(2.5)	**(28.3)**	(0.1)
Repurchase of preferred shares of a subsidiary	**-**	(26.4)	**-**	(26.4)
Other	**(7.1)**	(10.4)	**(7.8)**	(11.1)
	99.4	219.7	**94.4**	274.6
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	**(0.3)**	(0.6)	**(1.5)**	1.4
Net increase (decrease) in cash	**(17.0)**	68.9	**(49.3)**	(110.6)
Cash and short-term investments (bank indebtedness), beginning of period	**226.1**	(66.4)	**258.4**	113.1
Cash and short-term investments, end of period	**$ 209.1**	$ 2.5	**$ 209.1**	$ 2.5
Supplemental information				
Interest paid	**$ 61.4**	$ 28.1	**$ 63.1**	$ 52.3
Income taxes paid (recovery)	**$ 2.1**	$ (1.2)	**$ 7.6**	$ 20.2

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended March 30, 2002 and March 31, 2001
(unaudited) (in millions of dollars)

March 30, 2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 243.6	$ 314.9	$209.3	$ 53.0	$ 27.9	$ 848.7
Internal	48.8	15.2	-	-	2.1	66.1
	292.4	330.1	209.3	53.0	30.0	914.8
Net sales	203.2	278.0	186.6	45.3	24.6	737.7
EBITDA	18.3	14.3	5.8	7.2	4.4	50.0
Depreciation and amortization	11.5	27.1	16.4	2.4	1.2	58.6
Operating earnings (loss)	6.8	(12.8)	(10.6)	4.8	3.2	(8.6)
Net fixed asset additions	11.9	8.7	0.8	0.8	0.3	22.5

March 31, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 172.3	$ 348.7	$ 148.5	$ 46.0	$ 23.9	$ 739.4
Internal	42.7	18.9	-	-	2.7	64.3
	215.0	367.6	148.5	46.0	26.6	803.7
Net sales	147.3	317.2	135.9	38.3	21.4	660.1
EBITDA	(6.1)	76.4	50.2	(0.3)	2.3	122.5
Depreciation and amortization	11.5	25.2	8.4	2.5	1.2	48.8
Operating earnings (loss)	(17.6)	51.2	41.8	(2.8)	1.1	73.7
Net fixed asset additions	6.7	18.4	28.7	7.0	0.3	61.1

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Six months ended March 30, 2002 and March 31, 2001
(unaudited) (in millions of dollars)

March 30, 2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 455.6	$ 595.4	$ 437.3	$ 97.0	$ 56.0	$ 1,641.3
Internal	90.3	33.2	-	-	4.1	127.6
	545.9	628.6	437.3	97.0	60.1	1,768.9
Net sales	377.2	525.0	389.7	82.9	48.9	1,423.7
EBITDA	17.7	32.9	40.4	11.1	8.0	110.1
Depreciation and amortization	22.3	51.8	31.1	4.9	2.3	112.4
Operating earnings (loss)	(4.6)	(18.9)	9.3	6.2	5.7	(2.3)
Net fixed asset additions	19.3	17.1	1.9	1.5	0.4	40.2

March 31, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 338.2	$ 640.6	$ 289.9	$ 95.0	$ 41.5	$ 1,405.2
Internal	73.7	38.8	-	-	8.0	120.5
	411.9	679.4	289.9	95.0	49.5	1,525.7
Net sales	292.2	585.6	265.5	80.9	36.8	1,261.0
EBITDA	(4.3)	183.4	96.7	2.6	4.3	282.7
Depreciation and amortization	21.3	48.1	16.3	5.0	1.8	92.5
Operating earnings (loss)	(25.6)	135.3	80.4	(2.4)	2.5	190.2
Net fixed asset additions	16.3	50.0	57.2	9.3	0.9	133.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Acquisitions

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first five quarters, Euro 2.4 million has been paid to the sellers.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation ("ARC Resins"), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to March 30, 2002 or March 31, 2001 as the case may be.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

Details of the acquisitions are as follows:

	2002						2001
	Davidson Industries Inc.	**Tembec USA LLC**	**Total**	LaRochette	ARC Resins	Excel Forest Products	Total
Net assets acquired:							
Working capital:							
Cash (bank indebtedness)	**$ (7.9)**	**$ -**	**$ (7.9)**	$ 3.9	$ 3.7	$ (4.5)	$ 3.1
Non-cash working capital	**10.5**	**-**	**10.5**	36.6	(1.2)	4.1	39.5
	2.6	**-**	**2.6**	40.5	2.5	(0.4)	42.6
Non-working capital:							
Investments	**0.3**	**-**	**0.3**	0.1	-	0.2	0.3
Fixed assets	**17.5**	**1.2**	**18.7**	160.8	14.7	12.0	187.5
Other assets	**0.2**	**-**	**0.2**	2.8	2.3	1.0	6.1
Long-term debt and other liabilities	**(18.0)**	**-**	**(18.0)**	(5.2)	(5.9)	(4.0)	(15.1)
Future income taxes	**(0.4)**	**-**	**(0.4)**	(29.6)	(1.1)	(0.8)	(31.5)
Minority interests	**-**	**-**	**-**	-	-	(4.0)	(4.0)
	(0.4)	**1.2**	**0.8**	128.9	10.0	4.4	143.3
	$ 2.2	**$ 1.2**	**$ 3.4**	$ 169.4	$ 12.5	$ 4.0	$ 185.9
Consideration paid in:							
Cash	**$ -**	**$ 1.2**	**$ 1.2**	$ 169.4	$ 12.5	$ 2.0	$ 183.9
Other short-term liabilities	**2.2**	**-**	**2.2**	-	-	-	-
Class "A" shares issues	**-**	**-**	**-**	-	-	2.0	2.0
	$ 2.2	**$ 1.2**	**$ 3.4**	$ 169.4	$ 12.5	$ 4.0	$ 185.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions propose that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the US. During the quarter, the Company's shipments to the U.S. were not subject to countervailing duty. As at March 30, 2002, the Company has accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. Since the Company posted bonds to cover the duty, this amount is included in accounts payable and accrued charges on the Company's consolidated balance sheet. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19th, 2001. The Company is not currently subject to countervailing duty and is awaiting the USITC's final determination of injury, if any, which is currently scheduled to occur in May 2002.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company's shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. As a result, the Company was able to determine antidumping duty rates applicable to each of its product categories and adjust its shipments to the U.S to mitigate the impact of the antidumping duty on its financial results. In the prior quarter, the Company accrued $0.7 million related to antidumping duty for shipments to the U.S. from November 6, 2001 to December 29, 2001. This represented an average antidumping rate of 1.5 % based on the Company's actual product mix of lumber shipped to the U.S. during this period. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04%. The USDOC also altered the method by which it measures dumping for specific lumber products, which forced a reassessment of the amounts accrued by the Company pursuant to the methodology originally prescribed by the USDOC in its preliminary determination. The change in methodology was applicable to all lumber shipments to the U.S since November 6, 2001 and effectively increased the average antidumping rate from 1.5% to 7.2%. As a result, the Company accrued $9.0 million related to antidumping duty in the quarter ended March 30, 2002, including $2.2 million related to shipments made during the prior quarter. This amount has been charged to sales deductions. This brings the total amount of antidumping duty accrued in the Company's financial statements since November 6, 2001 to $9.7 million. The Company has posted bonds for this amount and it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties (continued)

is also included in accounts payable and accrued charges on the March 30, 2002 balance sheet. The Company is currently, and will continue to be, subject to antidumping duty until May 2002. The USITC's final determination of injury, if any, is scheduled to occur in May 2002.

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the USITC and any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations may be appealed.

Interest, foreign exchange and other

	Quarters		Six months	
	2002	2001	**2002**	2001
Interest on long-term debt	**$ 43.0**	$ 31.7	**$ 84.2**	$ 57.0
Interest on short-term debt	**0.4**	0.9	**0.8**	2.3
Interest income	**(1.3)**	(1.3)	**(3.6)**	(3.0)
Interest capitalized on construction projects	**(0.1)**	(2.5)	**(0.1)**	(4.9)
	42.0	28.8	**81.3**	51.4
Amortization of deferred exchange losses	**5.5**	2.4	**9.8**	5.0
Amortization of deferred financing costs	**2.0**	1.8	**3.8**	3.3
	7.5	4.2	**13.6**	8.3
Foreign exchange contract losses	**21.4**	9.0	**37.6**	23.9
Other foreign exchange items	**2.4**	(6.1)	**1.5**	(8.8)
(Gain) loss on consolidation of foreign integrated subsidiaries	**1.6**	1.2	**3.8**	1.8
Newsprint pricing swaps and lumber futures	**(3.9)**	0.3	**(3.9)**	(0.5)
Bank charges and other financing expenses	**0.9**	1.5	**1.7**	2.4
	22.4	5.9	**40.7**	18.8
	$ 71.9	$ 38.9	**$ 135.6**	$ 78.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Unusual items

In March 2002, the Company issued US $350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US $250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Subsequent events

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership. The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.8 million.

Commitments

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary

Date: May15, 2002